UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)*

Under the Securities Exchange Act of 1934

Alterra Capital Holdings Limited
(Name of Issuer)

Common Stock, par value $1.00 per share
 (Title of Class of Securities)

G0229R 108
 (CUSIP Number)

Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
 (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

February 10, 2011
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

CUSIP No.	G0229R 108

1		NAMES OF REPORTING PERSONS Moore Holdings, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,122,351

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,122,351

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,122,351

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.49%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 3 of 7 Pages

CUSIP No.	G0229R 108

1		NAMES OF REPORTING PERSONS Louis M. Bacon

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,648,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

7,648,100

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,648,100

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.71%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN; IA

Page 4 of 7 Pages

Amendment No. 7 to Schedule 13D

This Amendment No. 7 to Schedule 13D relates to common shares, par value $1.00 per share (the “Shares”), of Alterra Capital Holdings Limited, formerly Max Capital Group Ltd. (the “Issuer”). This Amendment No. 7 supplements the initial statement on Schedule 13D, dated August 19, 2003, and all previous amendments thereto (collectively, the “Initial Statement”), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2. Identity and Background

This Statement is being filed on behalf of (1) Moore Holdings, LLC, a Delaware limited liability company (“Moore Holdings”), and (2) Louis M. Bacon (“Mr. Bacon”), a United States citizen. Mr. Bacon: (a) is the chief executive officer and director and indirectly controls the limited partnership which serves as discretionary investment manager to Moore Global Investment, Ltd., an international business company organized under the laws of the Bahamas (“MGI”); (b) indirectly controls the limited liability company that serves as general partner of Remington Investment Strategies, L.P., a Delaware limited partnership (“Remington”); (c) is the majority equity holder of Kendall Family Investments, LLC, a Delaware limited liability company (“Kendall”), which is the managing member of Moore Holdings; and (d) indirectly controls the limited liability company that serves as general partner of Moore Macro Fund, LP, a Bahamian limited partnership (“Moore Macro”). Hereinafter, Moore Holdings and Mr. Bacon, collectively, are referred to as the “Reporting Persons.”

This Statement relates to Shares held for the accounts of each of Remington, MGI, Kendall, Moore Holdings, and Moore Macro. The principal business office of each of the Reporting Persons is located at 1251 Avenue of the Americas, New York, New York 10020.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

As of December 31, 2010, the number of Shares outstanding was 113,807,820 based on the information contained in the Issuer’s Current Report on Form 8-K filed on February 8, 2011. After giving effect to the sale of Shares described in Item 6:

(a)        (i) Moore Holdings may be deemed to be the beneficial owner of 5,122,351 Shares (approximately 4.49% of the total number of Shares outstanding assuming the exercise of warrants held for its account) held for its account. This number consists of (A) 4,938,351 Shares held for its account, and (B) 184,000 Shares issuable upon the exercise of warrants held for its account.

           (ii) Mr. Bacon may be deemed the beneficial owner of 7,648,100 Shares (approximately 6.71% of the total number of Shares outstanding assuming the exercise of warrants held for the account of Moore Holdings). This number consists of (A) 1,788,600 Shares held for the benefit of Moore Macro, (B) 4,938,351 Shares held for the account of Moore Holdings, (C) 737,149 Shares held for the account of Kendall, and (D) 184,000 Shares issuable upon the exercise of warrants held for the account of Moore Holdings.  Prior to the date of event, MGI and Remington contributed all their Shares to Moore Macro.  As of the date of event, neither MGI nor Remington holds any Shares.

(b)      (i) Moore Holdings may be deemed to have shared power to direct the voting and disposition of the 5,122,351 Shares held for its account above, including 184,000 Shares issuable upon the exercise of warrants.

          (ii) Mr. Bacon may be deemed to have shared power to direct the voting and disposition of the 7,648,100 Shares held

Page 5 of 7 Pages

for the accounts of Remington, MGI, Kendall, Moore Holdings, and Moore Macro as described above.

(c)        Other than as described in response to Item 6 below, which is incorporated herein by reference, there have been no transactions effected with respect to the Shares by any of the Reporting Persons in the past 60 days.

(d)       (i) The partners of Moore Macro have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Moore Macro in accordance with their partnership interests in Moore Macro.

           (ii) The members of Moore Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Moore Holdings in accordance with their rights thereto.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities

On February 10, 2011, the Issuer, Moore Holdings, and Moore Macro entered into a privately negotiated Stock Purchase Agreement (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, Moore Holdings and Moore Macro agreed to sell, and the Issuer agreed to purchase, a total of 2,273,050 Shares at $22.00 per Share for an aggregate purchase price of $50,007,100. The closing price of the Shares on February 10, 2011 was $22.00. The closing of the transaction is expected to occur on February 16, 2011.

The above summary of the material terms of the Stock Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, a copy of which is incorporated by reference herein as Exhibit B.

Item 7. Material to be Filed as Exhibits

The information set forth in the Exhibit Index is incorporated herein by reference.

Page 6 of 7 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2011

MOORE HOLDINGS, LLC
By:	/s/ James E. Kaye
Name: James E. Kaye
Title: Vice President

LOUIS M. BACON
By:	/s/ James E. Kaye
Name: James E. Kaye
Title: Attorney-in-Fact

Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit	Description

A.
Power of Attorney, dated as of July 5, 2007, granted by Louis M. Bacon in favor of James E. Kaye and Anthony J. DeLuca (incorporated by reference to Exhibit A to Amendment No. 3 to the Schedule 13D filed with the SEC on August 7, 2009 (File No. 005-77924))

B.	Stock Purchase Agreement, dated as of February 10, 2011, by and between Alterra Capital Holdings Limited, Moore Holdings, LLC, and Moore Macro Fund, LP.

Exhibit B

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of February 10, 2011, is by and between Alterra Capital Holdings Limited, a Bermuda exempted company (the “Company”), and the signatories listed on the signature pages hereto (collectively, the “Sellers,” and together with the Company, the “Parties”).

RECITALS

A.           Each Seller owns that number of common shares, par value $1.00 per share of the Company (the “Company Common Shares”), set forth opposite such Seller’s name on Schedule I hereto and is selling that number of such Company Common Shares identified thereon (collectively, the “Shares”).

B.           Sellers, on a several basis, desire to sell to the Company, and the Company desires to purchase from Sellers, all of the Shares, in accordance with the terms and conditions of this Agreement.

  AGREEMENT

NOW, THEREFORE, in consideration of the premises, the respective representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

        ARTICLE I.

PURCHASE AND SALE OF SHARES

1.1 Purchase and Sale of Shares.  On and subject to the terms and conditions of this Agreement, at the Closing (as defined below), the Company shall purchase from each Seller, and each Seller shall sell to the Company, that number of Shares set forth opposite each Seller’s name and for the consideration specified in Schedule I hereto.

1.2 Purchase Price.  The aggregate purchase price for the Shares (the “Purchase Price”) is $50,007,100].

1.3 Closing.  The sale and purchase of the Shares (the “Closing”) shall occur on February 16, 2011, at 11:00 A.M., Bermuda time (the “Closing Date”), or at such other date or at such other time as the Parties mutually may agree in writing.  At the Closing, (a) the Company shall tender the Purchase Price to the Sellers (to each Seller in the amount set forth opposite its name on Schedule I), and (b) the Sellers shall transfer and deliver to the Company all of the Shares.

1.4 Closing Deliverables.  At the Closing:

(a) Sellers shall deliver, or cause to be delivered, to the Company and the Company’s transfer agent: (i) duly completed transfer forms and such other transfer documents or instruments as may be required by the Company’s transfer agent to evidence and effect the transfer and delivery of the Shares to the Company, and (ii) such other documents as may be reasonably requested by the Company; and

(b) The Company shall deliver, or cause to be delivered, to Sellers the Purchase Price, in cash, certified check or by wire transfers of immediately available funds to an account or accounts specified by Sellers in writing reasonably in advance of the Closing Date.

        ARTICLE II.

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of Sellers.  Each Seller, on a several basis, represents and warrants to the Company that the statements contained in this Section 2.1 are true, correct and complete on the date hereof and on the Closing Date as to such Seller.

(a) Power and Authority; Enforceability.  It has the requisite power and authority to execute and deliver this Agreement and each other document contemplated by this Agreement (collectively, the “Transaction Documents”) to which it is or will be a party, and to perform and to consummate the transactions contemplated hereby (the “Transactions”). Each Transaction Document to which it is or will be a party has been or will be duly executed and delivered by it, and is and will be enforceable against it in accordance with its terms except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights of creditors and general principles of equity (the “Enforceability Exception”).

(b) No Violation; Necessary Approvals.  The execution and the delivery by it of this Agreement and the other Transaction Documents to which it is or will be a party, the performance by it of its obligations hereunder and thereunder, and consummation by it of the Transactions will not (i) with or without notice or lapse of time, constitute, create or result in a breach or violation of, default under, loss of benefit or right under or acceleration of performance of any obligation required under, or require any consent or approval pursuant to or under any (A) law (statutory, common or otherwise), constitution, ordinance, rule, regulation, executive order or other similar authority (“Law”) enacted, adopted, promulgated or applied by any legislature, agency, bureau, branch, department, division, commission, court, tribunal or other similar recognized organization or body of any federal, state, county, municipal, local or foreign government or other similar recognized organization or body exercising similar powers or authority (a “Governmental Body”), (B) order, ruling, decision, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Body or arbitrator (an “Order”), or (C) contract, agreement, arrangement, commitment, instrument, document or similar understanding (whether written or oral), including a lease, sublease and rights thereunder (“Contract”) or permit, license, certificate, waiver, notice and similar authorization (“Permit”) to which, in the case of clauses (A), (B) or (C), it is a party or by which it is bound or any of its assets are subject; (ii) result in the imposition of any lien, claim or encumbrance (an “Encumbrance”) upon any assets (including any of the Shares) owned by it; or (iii) trigger any rights of first refusal, preferential purchase or similar rights with respect to any of the Shares.

(c) Finders’ Fees.  It has no liability or obligation to pay any compensation to any finder or similar agent with respect to the Transactions for which the Company could become directly or indirectly liable.

(d) Ownership of Shares; Seller Information.  It holds of record and owns beneficially that number of Company Common Shares set forth opposite its name on Schedule I hereto, and the Shares are held free and clear of any Encumbrances (other than any restrictions on transfer under the Securities Act of 1933, as amended, and state securities Laws).  No Seller is a party to any Contract (other than this Agreement) that could require any Seller to sell, transfer, or otherwise dispose of any of the Shares.

(e) Litigation.  It is not (a) subject to any outstanding Order, or (b) a party to, the subject of or threatened to be made a party to or the subject of, any legal action, litigation or proceeding affecting the Shares or questioning the validity or enforceability of any Transaction Document.

(f) Acknowledgment.  It (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the benefits, risks and detriments of its sale of the Shares hereunder; (ii) has been provided an opportunity to ask questions of, and have received answers thereto satisfactory to it regarding the Company, the sale of the Shares hereunder and this Agreement, and has obtained all additional information requested to verify the accuracy of all information furnished to it relating to its sale of the Shares hereunder, and (iii) acknowledges that neither the Company, nor any of its officers, directors, employees, agents or affiliates has made, and it has not relied upon, any representation or warranty, express or implied, regarding the Company, the Shares or otherwise, other than the representations and warranties set forth herein.

2.2 Representations and Warranties of the Company.  The Company represents and warrants to the Sellers that the statements contained in this Section 2.2 are true, correct and complete on the date hereof and on the Closing Date.

(a) Power and Authority; Enforceability.  The Company has the requisite power and authority to execute and deliver each Transaction Document to which it is or will be a party, and to perform and to consummate the Transactions. Each Transaction Document to which it is or will be a party has been or will be duly executed and delivered by the Company, and is and will be enforceable against it in accordance with its terms, except as such enforceability may be subject to the Enforceability Exception.

(b) No Violation; Necessary Approvals.  The execution and the delivery by the Company of this Agreement and the other Transaction Documents to which it is or will be a party, the performance by it of its obligations hereunder and thereunder, and consummation of the Transactions by it will not (i) with or without notice or lapse of time, constitute, create or result in a breach or violation of,  default under, loss of benefit or right under or acceleration of performance of any obligation required under, or require any consent or approval pursuant to or under any (A) Law enacted, adopted, promulgated or applied by any Governmental Body, (B) Order, or (C) Contract or Permit to which, in the case of clauses (A), (B) or (C), the Company is a party or by which it is bound or any of its assets are subject; (ii) result in the imposition of any

Encumbrance upon any assets owned by it; or (iii) trigger any rights of first refusal, preferential purchase or similar rights with respect to any of the Shares.

       ARTICLE III.

COVENANTS

3.1 General.  If any time after the Closing any further action is necessary or desirable to carry out this Agreement’s purposes, each Party will take such further action (including executing and delivering any further instruments and documents, obtaining any Permits and consents and providing any reasonably requested information) as any other Party may reasonably request, all at the requesting Party’s sole cost and expense.

        ARTICLE IV.

CONDITIONS TO CLOSING

4.1 Conditions to the Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(a) The representations and warranties of the Sellers contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and the Closing Date as though made on and as of the Closing Date.

(b) The Sellers shall have performed or complied in all respects with all agreements and covenants required by this Agreement to be performed by them prior to or at the Closing.

(c) No Governmental Body shall have enacted, issued, promulgated or enforced any Law or any Order that is in effect and enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

4.2 Conditions to the Obligations of the Seller.  The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Sellers in their sole discretion:

(a) The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and the Closing Date as though made on and as of the Closing Date.

(b) The Company shall have performed or complied in all respects with all agreements and covenants required by this Agreement to be performed by it prior to or at the Closing.

(c) No Governmental Body shall have enacted, issued, promulgated or enforced any Law or any Order that is in effect and enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

           ARTICLE V.

 MISCELLANEOUS

5.1 Entire Agreement.  This Agreement, together with the other Transaction Documents and all schedules, exhibits, annexes or other attachments hereto or thereto, and the certificates, documents, instruments and writings that are delivered pursuant hereto or thereto, constitutes the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.  There are no third party beneficiaries having rights under or with respect to this Agreement.

5.2 Assignment; Binding Effect.  No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties, and any such assignment by a Party without prior written approval of the other Parties will be deemed invalid and not binding on such other Parties.  All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, inure to the benefit of and are enforceable by, the Parties and their respective successors and permitted assigns.

5.3 Notices.  All notices, requests and other communications provided for or permitted to be given under this Agreement must be in writing and must be given by personal delivery, by a nationally recognized overnight delivery service for next day delivery, or by facsimile transmission, to the intended recipient at the address set forth for the recipient on the signature page (or to such other address as any Party may give in a notice given in accordance with the provisions hereof).  All notices, requests or other communications will be effective and deemed given only as follows: (i) if given by personal delivery, upon such personal delivery, (ii)  if sent for next day delivery by overnight delivery service, on the date of delivery as confirmed by written confirmation of delivery, or (iii) if sent by facsimile, upon the transmitter’s confirmation of receipt of such facsimile transmission, except that if such confirmation is received after 5:00 p.m. (in the recipient’s time zone) on a business day, or is received on a day that is not a business day, then such notice, request or communication will not be deemed effective or given until the next succeeding business day.  Notices, requests and other communications sent in any other manner, including by electronic mail, will not be effective.

5.4 Survival of Representations, Warranties and Covenants.  Each representation and warranty of the Parties contained herein and any certificate related to such representations and warranties will survive the Closing and continue in full force and effect.  Each covenant and obligation in this Agreement and any certificate or document delivered pursuant to this Agreement will survive the Closing for the period specified therein, or, if no such period is specified, forever.

5.5 Specific Performance; Remedies.  Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  Accordingly, the Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in any action or proceeding instituted in any state or federal court sitting in New York, New York having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.  Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity.  Nothing herein will be considered an election of remedies.

5.6 Headings.  The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

5.7 Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law principles.

5.8 Amendment; Extensions; Waivers.  No amendment, modification, waiver, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same is in writing and signed by each of the Parties hereto.  Each waiver of a right hereunder does not extend beyond the specific event or circumstance giving rise to the right.  No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.  Neither the failure nor any delay on the part of any Party to exercise any right or remedy under this Agreement will operate as a waiver thereof, nor does any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.

5.9 Severability.  The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided, however, that if any provision of this Agreement, as applied to any Party or to any circumstance, is judicially determined not to be enforceable in accordance with its terms, the Parties agree that the court judicially making such determination may modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its modified form, such provision will then be enforceable and will be enforced.

5.10 Expenses.  Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the Transactions, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants.

5.11 Counterparts; Effectiveness.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.  This Agreement will become effective when one or more counterparts have been signed by each Party and delivered to the other Party.

5.12 Construction.  This Agreement has been freely and fairly negotiated among the Parties.  If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement.  Any reference to any law will be deemed also to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise.  The words “include,” “includes” and “including” will be deemed to be followed by “without limitation.”  The word “person” includes individuals, entities and Governmental Bodies.  Pronouns in masculine, feminine and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The Parties intend that each representation, warranty and covenant contained herein will have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

*     *     *

IN WITNESS WHEREOF, the Parties have caused this Stock Purchase Agreement to be executed as of the date stated in the introductory paragraph of this Agreement.

THE COMPANY:

Alterra Capital Holdings Limited

By:	/s/ Joseph W. Roberts
Name:	Joseph W. Roberts
Title:	Executive Vice President and Chief Financial Officer

Address:	Alterra House
2 Front Street
Hamilton HM 11 Bermuda

SELLERS:

Moore Macro Fund, LP

By: Moore Capital Management, LP, its Investment Manager

By:	/s/ James Kaye
Name:	James Kaye
Title:	Vice President

Address:	1251 Avenue of the Americas
New York, New York 10020

Moore Holdings, LLC

By:	/s/ James Kaye
Name:	James Kaye
Title:	Vice President

Address:	1251 Avenue of the Americas
New York, New York 10020

Schedule I

Seller Name	Number of Company Common Shares Owned	Number of Shares Being Sold	Purchase Price per Common Share	Purchase Price
Moore Macro Fund, LP	2,333,334	544,734	$22.00	$11,984148
Moore Holdings, LLC	6,666,667	1,728,316	$22.00	$38,022,952

Total	9,000,001	2,273,050	--	$50,007,100